

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 26, 2009

Mr. David W. Hitchcock
Executive Vice President and Chief Financial Officer
Syniverse Holdings, Inc.
8125 Highwoods Palm Way
Tampa, Florida 33647

   RE: **Syniverse Holdings, Inc.**
      Form 10-K for the year ended December 31, 2007
      Filed March 14, 2008
      File No. 001-32432

Dear Mr. Hitchcock:

  We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Robert Bartelmes
              Senior Financial Analyst